FIRST ALBANY COMPANIES Inc.

                                Stock Bonus Plan

                                    Form 11K

                        For the Plan Year Ended 12/31/94

                       Securities and Exchange Commission

                              Washington, DC 20549



                                   FORM 11-K

               [X] Annual Report Pursuant to Section 15(d) of the
                        Securities Exchange Act of 1934

                  For the fiscal year ended December 31, 1994

                                       or

               [ ] Transition Report Pursuant to Section 15(d) of
                      the Securities Exchange Act of 1934

                         Commission file number 014140




                  First Albany Companies Inc. Stock Bonus Plan
                                (Title of Plan)


                          First Albany Companies Inc.
                             (Issuer of Securities)


                                41 State Street
                             Albany, New York 12201
                                 (518) 447-8500
                    (Address of Principal Executive Office)


I.R.S. Employer I.D. No. 22-2655804

                                    ITEMS


Item 4. Financial Statements and Schedules

         1.   Report of Independent Accountants

              A. Statement of net assets available for plan benefits as of December 31, 1994 and 1993
              B. Statements of changes in net assets available for plan benefits for the years ended December 31, 1994, 1993 and 1992
              C.  Notes to financial statements
              D.  Assets held for investment at December 31, 1994
              E. Transactions in excess of 5% of the current value of plan assets for the year ended December 31, 1994.


       24.    Consent of Independent Accountants



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                             First Albany Companies Inc.
                                             Stock Bonus Plan


DATE:        March 28, 1995                  BY:     /s/  George C. McNamee
             --------------                     ---------------------------
                                                George C. McNamee
                                                Member of the Administrative
                                                Committee

                        THE FIRST ALBANY COMPANIES INC.
                                STOCK BONUS PLAN







                       REPORT OF INDEPENDENT ACCOUNTANTS












              For the Years Ended December 31, 1994, 1993 and 1992

                               TABLE OF CONTENTS

                                                                        Page
REPORT OF INDEPENDENT ACCOUNTANTS                                         1

FINANCIAL STATEMENTS

  Statements of net assets available for plan benefits                    2

  Statements of changes in net assets available for plan benefits         3

  Notes to financial statements                                         4-6


SUPPLEMENTAL SCHEDULES

  Assets held for investment at December 31, 1994                     27(a)*

  Transactions in excess of 5% of the current value
     of plan assets for the year ended December 31, 1994              27(d)*



* Refers to item number in Form 5500 (Annual  Return/Report  of Employee Benefit
Plan) for plan year ended December 31, 1994, which material is incorporated herein by reference.

                       REPORT OF INDEPENDENT ACCOUNTANTS


To the Administrative Committee
  of First Albany Companies Inc. Stock Bonus Plan


We have audited the accompanying statements of net assets available for plan benefits of First Albany Companies Inc. Stock Bonus Plan as of December 31, 1994 and 1993, and the related statements of changes in net assets available for plan benefits for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1994 and 1993, and the changes in net assets available for plan benefits for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

As described in Note 2, in 1993 the plan changed its method of accounting for liabilities to former plan participants.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the accompanying table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                COOPERS & LYBRAND L.L.P.


Albany, New York
March 17, 1995

                          FIRST ALBANY COMPANIES INC.
                                STOCK BONUS PLAN

              STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

==============================================================================
                                                December 31,     December 31,
                                                    1994             1993
------------------------------------------------------------------------------
ASSETS
Investments, at fair value (Note 4)               $6,053,112     $  5,371,847

Cash, noninterest bearing                            161,650           15,335
                                                     -------           ------

Net assets available for plan benefits            $6,214,762       $5,387,182
                                                  ==========       ==========


                 The accompanying notes are an integral part of
                           the financial statements.


                          FIRST ALBANY COMPANIES INC.
                                STOCK BONUS PLAN

        STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

=======================================================================================
                                        December 31,     December 31,      December 31,
For the years ended                       1994              1993             1992
---------------------------------------------------------------------------------------
Additions to net assets attributed to:
Contributions from:
     Employees                         $    716,130      $  628,641         $  396,331

     Employer (Note 5)                      344,353         292,466            189,740
                                          ---------         -------            -------
                                          1,060,483         921,107            586,071

   Net (depreciation)appreciation in
      the fair value of investments        (160,262)      1,064,707            720,100
   Dividend income                          142,358         109,602            108,895
                                            -------       ---------            -------


Total additions                           1,042,579       2,095,416          1,415,066
                                          ---------       ---------          ---------

Deductions from net assets attributed to:
   Benefits paid or payable to:
     Terminated participants                204,684         175,204            200,252
     Active participants                     10,315          47,096
                                                                               -------

Total deductions                            214,999         222,300            200,252
                                            -------         -------            -------

Increase prior to cumulative effect
   of a change in accounting principle      827,580       1,873,116          1,214,814

Cumulative effect of a change
   in accounting principle                                   25,168
                                            -------       ---------          ---------
Net increase                                827,580       1,898,284          1,214,814

Net assets available for plan benefits:

   Beginning of period                    5,387,182       3,488,898          2,274,084
                                          ---------       ---------          ---------
   End of period                         $6,214,762      $5,387,182         $3,488,898
                                         ==========      ==========         ==========



                 The accompanying notes are an integral part of
                           the financial statements.

                          FIRST ALBANY COMPANIES INC.
                                STOCK BONUS PLAN

                         NOTES TO FINANCIAL STATEMENTS



1.  Description of the Plan

    The following description of the First Albany Companies Inc. (the "Company") Stock Bonus Plan (the "Plan") provides only general information.
    Participants should refer to the Plan document for a more complete description of the Plan's provisions.

      a.  General

      Effective July 1, 1987, First Albany Companies Inc. established a Stock Bonus Plan. This Plan is a defined contribution plan covering substantially all employees of the Company and its subsidiaries. Employees are eligible to participate upon the first day of the calendar quarter following completion of at least one thousand hours of service during any consecutive twelve months of continuous recognized employment as defined in the Plan. The Plan is subject to the provisions of the Employee
      Retirement Income Security Act of 1974 (ERISA). All costs and fees incurred in administering the Plan are borne by the Company, which is the Plan administrator and custodian.

      b.  Contributions and Participant Accounts

      Participants elect to make after-tax contributions to the Plan. The Company may, but is not required to, contribute to the Plan an amount equal to a percentage of each participants' voluntary after-tax contribution. For 1994, 1993 and 1992, the Company's contribution percentage was 50%. Annually, the Board of Directors of the Company may authorize an additional contribution to the Plan. Forfeitures are maintained within the Plan and used to reduce the Company's matching contribution.

      c.  Investments

      The Plan is limited to investing solely in the common stock of the Company which is traded in the over-the-counter market, except that interim short-term investments may be made pending purchase of the Company's stock. Purchases and sales of the Company's stock are conducted by the Company's principal subsidiary, First Albany Corporation, a registered broker-dealer. Commissions are not charged on these transactions.

     d.  Vesting

      Effective January 1, 1989, participants' vest in employer contributions and earnings thereon based on years of service. A participant is 100 percent vested after seven years of credited service. Participants' contributions and earnings thereon are fully vested at all times.

                          FIRST ALBANY COMPANIES INC.
                                STOCK BONUS PLAN

                    NOTES TO FINANCIAL STATEMENTS, Continued

      e.  Payment of Benefits

      On termination of service, participants may receive payment, in cash or shares, of their vested benefits in a lump-sum distribution equal to the value of their accounts as of the valuation date, as defined in the Plan.

2.  Change in Accounting Principle

      During 1993, the plan changed its method of accounting for liabilities to former plan participants to conform with changes made in the AICPA Audit and Accounting Guide for Audits of Employee Benefit Plan. Under the prior method, a liability was recorded for amounts which had been allocated to participants that had withdrawn from the plan. Beginning in 1993 such obligations no longer are recorded as a liability in the Plan's financial statements, but remain classified as net assets available for plan benefits until distribution. The Plan's Form 5500 (Annual Return/Report of Employee Benefit Plan) still requires these amounts to be reflected as a liability until the obligation is distributed. As of December 31, 1994 and 1993, there were no obligations for participants who had withdrawn from the Plan. For 1992, the net increase in net assets available for Plan benefits would have decreased $57,919 on a proforma basis.

3.  Significant Accounting Policies

      The accounting records of the Plan are maintained on the accrual basis.

      Investments are stated at market value, which is based upon the last reported sales price.

      The Plan presents, in the statements of changes in net assets, the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

4.  Investments

      The Plan's investment portfolio consists of the following as of December 31, 1994 and 1993:

                                            1994                               1993
                                            ----                               ----
                                      Cost        Market Value         Cost       Market Value
                                    -------       ------------       ----------   ------------
    Common Stock:
        First Albany
         Companies Inc.             $4,471,954    $6,053,112         $3,566,335   $5,371,847


                          FIRST ALBANY COMPANIES INC.
                                STOCK BONUS PLAN

                    NOTES TO FINANCIAL STATEMENTS, Continued


    The number of shares of First Albany Companies Inc. common stock as of December 31, 1994 and 1993 was 834,912 and 651,133 respectively. The realized net gain based on average costs was $64,092, $75,669 and $47,571 for the years ended December 31, 1994, 1993 and 1992, respectively.

    The Plan's investment portfolio is subject to daily market price fluctuations. Since the entire investment portfolio consists of the Company's common stock, the Plan's portfolio may be exposed to risk in the event of a decline in the market value of the Company's stock.

5.  Forfeitures

    The Company applied forfeitures of $13,719, $21,866 and $8,706 to reduce its matching contribution to the Plan during 1994, 1993 and 1992, respectively.

6.  Plan Termination

    Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contribution at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the account of each participant shall become fully vested and be distributed.

7.  Tax Status

     The Internal Revenue Service has determined and informed the Company by a letter dated February 26, 1993, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.


                          FIRST ALBANY COMPANIES INC.
                                STOCK BONUS PLAN

                          ASSETS HELD FOR INVESTMENT<F*>

                               December 31, 1994
                              -------------------

                                                                 Current
      Description                               Cost              Value
      -------------                            -------           -------
First Albany Companies Inc.:
  Common stock ($0.01 - par value)             $4,471,954        $6,053,112
                                               ==========        ==========


<F*>   The  supplemental  schedule  refers to item number  27(a) in Form 5500
       (Annual Return/Report of Employee Benefit Plan).



                          FIRST ALBANY COMPANIES INC.
                                STOCK BONUS PLAN


                      TRANSACTIONS IN EXCESS OF 5% OF THE
                         CURRENT VALUE OF PLAN ASSETS<F*>


                      For The year Ended December 31, 1994

                 (b)                   (c)                (d)               (g)             (h)               (i)
                                                                                         Current value
                                                                                          of asset on
                                     Purchase           Selling           Cost of         transaction      Net gain or
         Description of asset         price              price             Asset             date            (loss)
------------------------------------------------------------------------------------------------------------------------

      First Albany Companies        $1,053,288          $211,761         $147,669          $1,793,623        $64,092
         (Common Stock)


<F*>  The supplemental schedule refers to item number 27(d) in Form 5500 (Annual
      Return/Report of Employee Benefit Plan).

                                       8